Exhibit 77(i)

Terms of New or Amended Securities

1.   At the May 19, 2011 Board meeting, the Board of Trustees of ING Funds Trust (the “Board”) approved changes to the CDSC schedule applicable to purchases of Class A shares in the amount of $1 million or more. Class A share purchases in the amount of $1 million or more will be subject to a 1.00% CDSC if they are redeemed within 18 months of purchase.

2.   At the May 19, 2011 Board meeting, the Board approved the establishment of Class R Shares on behalf of ING GNMA Income Fund and ING High Yield Bond Fund (the “Fixed Income Funds”). Class R shares are subject to a 0.25% shareholder service fee, as well as a 0.25% distribution fee, in each case computed based upon a Fixed Income Funds’ average daily net assets. Class R shares are sold without a front-end load and are not subject to a CDSC.

3.   At the May 19, 2011 Board meeting, the Board approved the establishment of Class W Shares on behalf of ING High Yield Bond Fund. Class W shares are sold without a front-end load and are not subject to a CDSC.